AEM SPA



03 JUL 28 AM 7:21

FILE NO. 82-4911

N.

(da citare nella risposta)

AFG/SES/300/2003/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS



03024816

July 24, 2003

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed copies, translated in English, of the Directors' Reports on the proposals which will be submitted to the approval of the Ordinary and Extraordinary Shareholders Meeting convened for next August.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

PROCESSED
JUL 30 2003
THOMSON FINANCIAL



Antonella Giacobone
Company Secretary

Encl.



AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996

od. 5968127 - 2.99

AEM S.p.A.

THIS REPORT – WHICH HAS BEEN DRAWN UP PURSUANT TO ARTICLE 3 OF MINISTERIAL DECREE NO. 437/98 - EXPLAINS THE PROPOSAL TO APPROVE, PURSUANT TO ARTICLE 16, LETTER B), OF THE BY-LAWS, THE POSSIBLE PURCHASE BY THE COMPANY OF A FURTHER SHAREHOLDING IN EDIPOWER S.P.A.

Dear Shareholders,

you have been called to approve, pursuant to Article 16, letter b), of the By-Laws, the possible purchase by your Company - by underwriting a capital increase and/or purchase of shares and/or underwriting a (convertible or non-convertible) debenture loan and/or purchase or subscription of other similar financial instruments - of a shareholding in Edipower S.p.A. (hereinafter referred to as "Edipower"), whose value is higher than 5% of the net worth resulting from the last financial statements approved by your Company on December 31, 2002. These financial statements show that the net worth of your Company is equal to Euro 1,863,013,851.00-.

As you well know, your Company participated - through Edipower, of which the Company holds 13.4% of the share capital - in the sale procedure concerning Eurogen S.p.A. carried out by Enel S.p.A.; such procedure was successfully closed by entering into the "Contract of Sale related to 100% of the Shares of Eurogen S.p.A.", pursuant to which, on May 31, 2002, Edipower purchased from Enel S.p.A. the shares representing 100% of the share capital of Eurogen S.p.A. On December 1, 2002, Eurogen S.p.A. was merged on Edipower S.p.A.. In addition to your Company, the other shareholders of Edipower are: Edison S.p.A. (with a shareholding equal to 40% of the share capital), AEM Torino S.p.A. (with a share capital equal to 13.3% of the share capital), Aar e Ticino S.A. (with a shareholding equal to 13.3% of the share capital), Unicredito Italiano S.p.A. (with a shareholding equal to 10% of the share capital), Interbanca S.p.A. (with a shareholding equal to 5% of the share capital) and MRBS Capital Partners Limited (with a shareholding equal to 5% of the share capital).

Edipower is currently one of the main electricity production companies within the national territory. At the end of 2002, the working installed capacity was equal to more

than 5,422 MW and the production was equal to 19,800.- million kilowatts per hour. The overall turnover exceeded 1,270.- million Euro, thus generating a gross operating margin equal to 289 million Euro.

The planned re-development and re-qualification will increase the installed capacity up to about 8,000 MW by 2010, contributing to the energy requirements of the Country with high levels of productive efficiency.

Part of the financial means utilized by Edipower for purchasing Eurogen S.p.A. and for the investments subsequently made was raised by Edipower's shareholders (€ 1,075.- million), while the other part was raised by the financial institutions which have provided Edipower with a financing for an overall amount of € 3,825.- million, expiring on September 12, 2003. During recent weeks, negotiations between Edipower and the financing banking companies have been started to renew the above mentioned financing contracts into long-term financing. In order to be able to re-finance the existing debt, the need emerged in this framework for the shareholders of Edipower to increase the company's own means by an overall amount which, in any case, shall not exceed € 1.7 billion. The shareholders shall provide Edipower with such new means as follows: € 1.2 billion at the time of the re-financing, and € 0.5 billion in the course of the next 4 years as support for the activities for re-development and improvement of the production plants - by underwriting one or more capital increases and/or one or more (convertible or non-convertible) debenture loans and/or by means of the purchase or subscription of other similar financial instruments.

The overall value of the new investment of your Company in Edipower may exceed 5% of the net worth resulting from the financial statements of AEM as of December 31, 2002, also taking into account the shareholding currently held by your Company in Edipower, (which is equal, as has been already said, to 13.4%), and the possible need for AEM to further increase said shareholding - in accordance with the regulations in force and in order to maintain the value of the investment already made in Edipower -, should some of the shareholders - and, in particular, the financial shareholders - not underwrite - either in whole or in part - the above mentioned capital increases and/or (convertible or non-convertible) debenture loans of Edipower and/or the purchase or the subscription of other similar financial instruments which could be issued by Edipower.

As has been pointed out, the overall value of the new investment by your Company in Edipower shall depend on the outcome of the negotiations with the financing banks. Therefore, it is not possible to indicate exactly and determine herein the overall amount of the future capital increases which shall be resolved upon by Edipower, nor that of the future (convertible and non-convertible) debenture loans and/or of other similar financial instruments which could be issued by Edipower itself. Therefore, it is proposed to entrust the Board of Directors with the task of evaluating terms and conditions of the new investments, direct and indirect, of your Company in Edipower, it being understood that the value thereof shall not exceed, in any case, the maximum overall amount of 285 million Euro.

If you agree upon the foregoing, you are invited to pass the following resolution:

"Having acknowledged the explanatory report of the Board of Directors, the Shareholders Meeting of AEM S.p.A.

resolves

to approve, pursuant to Article 16, letter b), of the By-Laws, the purchase by the Company - by underwriting one or more capital increases and/or by purchasing shares and/or by underwriting one or more (convertible or non-convertible) debenture loans and/or by means of the purchase and subscription of other similar financial instruments - of a further shareholding, either direct or indirect, in Edipower, for an overall amount with a value also exceeding € 93,151,000.00.-, that is exceeding the value of 5% of the net worth resulting from the last financial statements approved by your Company on December 31, 2002, but, in any case, not exceeding € 285 million; the Board of Directors is granted the mandate to determine - in accordance with said quantitative limit of 285 million Euro - terms and conditions of such purchase, also in the light of the asset and financial data of Edipower and the economic and/or strategic convenience for the Company.

THE BOARD OF DIRECTORS

AEM S.P.A.

THIS REPORT - WHICH HAS BEEN DRAWN UP PURSUANT TO ARTICLE 3 OF MINISTERIAL DECREE NO. 437, DATED NOVEMBER 5, 1998 - EXPLAINS THE REQUEST FOR AUTHORIZATION PURSUANT TO ARTICLE 16, LETTER B), OF THE BY-LAWS.

Dear Shareholders,

you have been called to this ordinary meeting in order to analyse and approve - pursuant to Article 16, letter b), of the By-Laws - the possible sale to third parties of no. 239,158 bonds included in the convertible debenture loan named "*CONVERTIBLE E.BISCOM 2003-2006*" (hereinafter referred to as the "e.Biscom Bonds" or, also referred to, in a simpler manner, the "Bonds"), according to terms and conditions to be identified at a subsequent time depending on the characteristics of the potential offers which shall be submitted to your Company.

As you well know, AEM has completed - in performing the agreement entered into with e.Biscom on March 7, 2003 - the underwriting of e.Biscom Bonds for an overall amount equal to Euro 238,124,837.44.-, by virtue of the authorization granted by you to the directors during the meeting held on March 31, 2003.

The explanatory report of the directors about the issues on the agenda of such meeting - to which reference is made for any detail relating to terms, conditions and characteristics of the regulation governing the debenture loan and the procedures for underwriting to be followed by AEM - has already pointed out the nature and function that the investment in e.Biscom Bonds would acquire in the framework of the financial strategies pursued by your Company. In particular, said report points out the implied advantage to AEM from the availability of a financial activity ensuring the protection - until expiration - of the par value - even in the event of non-conversion - on the one hand, and, on the other hand, it has been specified how your Company has kept the right to transfer - either in whole or in part - said Bonds unchanged, for the purpose of granting your Company an appropriate margin of elasticity with reference to the investment in question and the choices related thereto.

It is necessary - in order to maintain precisely said characteristics of the investment consistent and for the purpose of seizing any opportunity of total or partial disposal which should appear on the market in the subsequent months - to also acquire - as a logical supplement of the authorization granted by you on March 31, 2003 - the authorization to effect a possible transfer or sale to third parties of the e.Biscom Bonds, pursuant to Article 16, letter b) of the By-Laws, which has already been quoted. The request for authorization is explained by the clear need to enable the Company to take advantage - with the speed required by the market - of possible expressions of interest by third parties in the Bonds within the framework of a broader strategy aimed at optimising the financial structure of the Company; at the same time, the granting of the authorization shall allow the Company to have at its disposal a valid instrument to be used within the framework of potential and complex financial transactions aimed at maximizing treasury management or as support for the development of the core business.

For the reasons of flexibility just indicated, it is not possible, nor is it deemed proper, to pre-determine in detail all the terms and conditions of a possible future agreement of transfer of the Bonds, or to utilize the latter within the framework of complex financial instruments. Therefore, it is proposed to delegate to the Board of Directors any decision in this regard, with particular reference to the terms and conditions of sale (for example, transfer by private negotiation or by means of placement with third parties), and/or utilization of complex financial instruments. In any case, the minimum transfer price shall not be lower than the current value of the Bonds, such a value being the value resulting, at the time of the sale, from discounting-back, upon expiration, the par value of each Bond equal to Euro 995.68,00 - and, therefore, for all the Bonds, an overall par value equal to Euro 238,124,837.44 - on the basis of an interest rate as determined by adding an additional spread - proportionate to the credit risk of e.Biscom (to be determined by analysing the credit risk of companies which are comparable to e.Biscom itself) to the reference Euribor rate related to the residual duration of the Bonds.

It is envisaged that the directors shall avail themselves of the assistance of a primary banking company in determining the final price of the transfer of the Bonds.

Finally, your Company reserves the right - always within the framework of the targets specified of optimisation of the financial structure and of exploitation of favourable market occasions - to negotiate and/or sell the shares resulting from the conversion of the Bonds, in accordance with Article 16, letter b), of the By-Laws.

If you agree with the above reasons, you are invited to pass the following resolution:

"Having acknowledged the explanatory report submitted by the Board of Directors, the Shareholders Meeting of AEM S.p.A.

resolves

to authorise, pursuant to Article 16, letter b) of the By-Laws, the transfer, in one or more *tranches*, without time restrictions or limits, of all or part of the e.Biscom Bonds, granting the Board of Directors the broadest powers and authority to define the terms and conditions of the transfer, it being understood that, in any case, the minimum transfer price shall not be lower than the current value of the Bonds, such a value being the value resulting, at the time of the sale, from discounting-back, upon expiration, the overall par value of each Bond equal to Euro 995.68.-, and, therefore, for all the Bonds, an overall par value equal to Euro 238,124,837.44 - on the basis of an interest rate as determined by adding an additional spread - proportionate to the credit risk of e.Biscom (to be determined by analysing the credit risk of companies which are comparable to e.Biscom itself) to the reference Euribor rate related to the residual duration of the Bonds. The Board of Directors is granted the broadest powers for the purpose of taking all actions necessary or proper to full enforcement of this resolution."

THE BOARD OF DIRECTORS

AEM S.P.A.

THIS REPORT - WHICH HAS BEEN DRAWN UP PURSUANT TO ARTICLE 72 OF THE *CONSOB*[1] REGULATION NO. 11971/99 - EXPLAINS THE PROPOSAL OF DELEGATING TO THE BOARD OF DIRECTORS THE POWER TO ISSUE BONDS NOT CONVERTIBLE INTO COMPANY SHARES UP TO A MAXIMUM AMOUNT OF 1 BILLION EURO, PURSUANT TO ARTICLE 2420-TER OF THE ITALIAN CIVIL CODE; CONSEQUENT INTRODUCTION OF ARTICLE 10 *BIS* OF THE BY-LAWS.

Dear Shareholders,

you have been called to this extraordinary meeting in order to resolve upon the proposal of delegating to the Board of Directors - pursuant to Article 2420-ter of the Italian Civil Code - the power to issue, on one or more occasions, bonds not convertible into Company shares for a maximum overall amount equal to 1 billion Euro, and, accordingly, to introduce Article 10 *bis* of the By-Laws.

The proposal arises firstly from the need to provide the directors with a fund-raising instrument which is flexible enough to be adapted according to market trends and in order to take advantage of every opportunity thereof. In fact, as is known, the issue of debenture loans makes it possible - above all within favourable market frameworks - to improve the structure of indebtedness, thus reducing the banking costs and optimising the structure of the finance sources. At the same time, the advisability of providing the Board of Directors with the above mentioned delegation of powers is also due to the need to have a financing channel available - to be activated promptly for serving possible investment and industrial development transactions, also from the perspective of strengthening the presence of Aem S.p.A. in the sectors where it is already active.

In order not to prejudice these needs for operational flexibility, it is deemed to be proper not to pre-determine the terms of the debenture loans (it being understood that they shall consist of financial instruments not convertible into shares of your Company), and to delegate to the Board any relevant decision, and, in particular, the decisions concerning the duration, yield and regulation of the issues.

As of June 26, 2003, no debenture loan issued by your Company exists. Therefore, pursuant to Article 2410, first paragraph, of the Italian Civil Code and to the CICR[2] resolution dated March 3, 1994, there is the possibility of issuing bonds up to the amount of the paid-up capital and of the reserves resulting from the last approved financial statements (and, therefore, as of today, for about Euro 1,828,991,677.00.-).

If you agree upon the reasons described hereinabove, you are invited to pass the following resolution:

"Having acknowledged the explanatory report submitted by the Board of Directors, the Shareholders' Meeting of AEM S.p.A.

resolves

1) to grant the Board of Directors the power to issue - on one or more occasions, and for the period of five years starting from the date of this resolution - bonds not convertible into Company shares up to a maximum amount of 1 billion Euro, determining every characteristic – and, in particular, terms and conditions of issue, yield and relevant regulation - thereof;
2) to consequently amend the By-laws by introducing Article 10 *bis,* according to the following terms:
   "Pursuant to Article 2420-ter of the Italian Civil Code, the Boards of Directors has the power to issue - on one or more occasions, and for the period of five years starting from the date of this shareholders meeting's resolution which is dated [....], 2003 - bonds not convertible into Company shares up to a maximum amount of 1 billion Euro. The Board of Directors is granted the broadest powers in this regard, including the power to determine terms and conditions of issue, yield and relevant regulation.";
3) to grant the Chairman of the Board of Directors the broadest power and authority to make to the resolutions referred to hereinabove, any amendment, modification or integration which may be necessary upon request by the competent Authorities, for the purposes of the relevant enrolment in the Register of Companies, and - more in general - to take all actions necessary or proper for the purposes of full enforcement of the resolutions themselves."

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[1] *Consob* = Italian Securities and Exchange Commission.

For the Board of Directors

The Chairman
Mr. Giuliano Zuccoli

[2] *CICR, Comitato Interministeriale per il Credito e il Risparmio* = Interministerial Committee for Credit and Savings.